

September 14, 2009

Via U.S. Mail and Facsimile (703) 997-4347
Mr. James D. Davidson
Chief Executive Officer
California Gold Corp.
6830 Elm Street
McLean, VA 22101

Re: California Gold Corp.
Item 4.01 Form 8-K
Filed August 13, 2009
Item 4.01 Form 8-K/A
Filed September 10, 2009
File No. 333-134549

Dear Mr. Davidson:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                              Sincerely,

                                              /s/ Chris White

                                              Chris White
                                              Branch Chief